As Filed with the Securities and Exchange Commission on January 29, 2004.                 Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

KONINKLIJKE AHOLD NV

(Exact name of issuer of deposited securities as specified in its charter)

ROYAL AHOLD

(Translation of issuer's name into English)

THE NETHERLANDS

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

Christopher R. Sturdy

The Bank of New York

101 Barclay Street, 22nd Floor

New York, NY 10286

Telephone (212)-815-2095

(Address, including zip code, and telephone number, including area code, of agent for service)

For Further Information Contact:

Christopher R. Sturdy

The Bank of New York

101 Barclay Street, 22nd Floor

New York, NY 10286

Telephone (212) 815-2095

It is proposed that this filing become effective under Rule 466

x immediately upon filing

on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box.

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum Aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share evidencing one common share of Koninklijke Ahold NV.	200,000,000 American Depositary Shares	$.05	$10,000,000	$1,267.00

(1)

Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to securities registered under Registration Statement No. 333-11884 previously filed by the Registrant.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1) Name and address of Depositary	Introductory Paragraph
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt - upper right corner
(ii) The procedure for voting, if any, the deposited securities	Paragraphs (15) and (16)
(iii) The collection and distribution of dividends	Paragraphs (12), (14) and (15)
(iv) The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15) and (16)
(v) The sale or exercise of rights	Paragraph (13)
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12) and (17)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (20) and (21)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Paragraph (11)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (5), (6) and (8)
(x) Limitation upon the liability of the Depositary	Paragraphs (13), (14), (18) and (21)
(3) Fees and Charges	Paragraph (7) and (8)

Item 2.  Available Information

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

2(a)

Statement that of Koninklijke Ahold NV is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

(1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of January 20, 1998, as amended and restated as of ______________, 2004, among Koninklijke Ahold NV (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

* (2) Form of Letter Agreement between the Issuer and the Depositary relating to the pre-release of ADRs.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5) Certification under Rule 466.

____________________________________________________________________

*

Incorporated by reference to Form F-6 Registration Statement No. 333-11884 filed by the Registrant with the Commission.

Item 4.  Undertakings

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of January 20, 1998, as amended and restated as of ________________________, 2004, among Koninklijke Ahold NV, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on January 12, 2004.

By: THE BANK OF NEW YORK,

as Depositary

By:

\s\ Vincent J. Cahill, Jr.

Name: Vincent J. Cahill, Jr.

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Koninklijke Ahold NV has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Netherlands on January 27, 2004.

KONINKLIJKE AHOLD NV

By:

\s\ H. Ryöppönen

Name: H. Ryöppönen

Title:  Member of the Corporate Executive Board

& Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints P.N. Wakkie, H.J. ten Brinke and N.L.J. Berger, and each of them severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all the said attorneys-in-fact and agents or either of them, or their or his substitute or substitutes, may lawfully to do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on January 27, 2004.

Name

Title

\s\ A.C. Moberg

President of the Corporate Executive Board

A.C. Moberg

& Chief Executive Officer (Principal Executive Officer)

\s\ H. Ryöppönen

Member of the Corporate Executive Board

H. Ryöppönen

& Chief Financial Officer (Principal Financial Officer)

\s\ J.L.M. Sliepenbeek

Senior Vice President and Controller

J.L.M. Sliepenbeek

(Principal Accounting Officer)

\s\ P.N. Wakkie

Member of the Corporate Executive Board

P.N. Wakkie

& Chief Corporate Governance Counsel

\s\ J.G. Andreae

Member of the Corporate Executive Board

J.G. Andreae

& Executive Vice President

\s\ W.J. Grize

Member of the Corporate Executive Board

W.J. Grize

& Executive Vice President

\s\ M.P.M. de Raad

Member of the Corporate Executive Board

M.P.M. de Raad

& Executive Vice President

\s\ Brian Hotarek

Authorized Representative in the United States

Brian Hotarek

INDEX TO EXHIBITS

Exhibit Number

(1)

Form of Deposit Agreement (including the form of ADR), dated as of January 20, 1998, as amended and restated as of ________________, 2004, among the Issuer, the Depositary, and each Owner and Beneficial Owner from time to time of ADRs issued thereunder.

*(2)	Form of Letter Agreement between the Issuer and the Depositary relating to the pre-release of ADRs.

(4)	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)	Certification under Rule 466.

___________________________

*

Incorporated by reference to Form F-6 Registration Statement No. 333-11884 filed by the Registrant with the Commission.